                                                                   EXHIBIT 4.2.1

                                BY-LAW AMENDMENT


         The following amendment to the By-laws of Daisytek International Corporation ("Daisytek") was approved and adopted by the Board of Directors of Daisytek by a unanimous written consent dated June 26, 2002. Section 2.9 of ARTICLE TWO of the By-laws shall be deleted and restated in its entirety to read as follows:

                  "2.9 Method of Voting; Proxies. Except as otherwise provided in the certificate of incorporation of the Corporation or by law, each outstanding share of capital stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote (a) in person, (b) by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact or (c) by a proxy that is transmitted electronically, including, but not limited to, telephonic votes and votes over the internet, to the extent such electronic method of voting is permitted by Delaware Corporation Law. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law."